

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 10, 2008

<u>BY U.S. Mail and facsimile</u>
Jennifer Karlovsky
Chief Executive Officer
Endeavor Uranium, Inc.
501 W. Broadway
Suite 800
San Diego, CA 92101

   RE: Endeavor Uranium, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed: October 9, 2008
     File no. 0-52534

Dear Ms. Karlovsky:

  We have completed our review of the above-referenced filing and have no further comments at this time.

        Sincerely,

        David Orlic
        Special Counsel

cc: Luis Carrillo, Esq. (by facsimile, 619-330-1888)
   D. Levy